Exhibit 4.6

CARREFOUR NEDERLAND B.V.

AND

CENCOSUD

SHARE PURCHASE AGREEMENT

18 OCTOBER 2012

SHARE PURCHASE AGREEMENT

BETWEEN:

(1)	Carrefour Nederland B.V., a company incorporated under the laws of The Netherlands, having its registered office located at Gebouw Spring Overshiestraat 186-D, 1062 XK Amsterdam, The Netherlands, registered with the commercial registry of Amsterdam under number 33261494,

(“CNBV” or the “Seller”),

ON THE FIRST PART

AND

(2)	Cencosud, a company incorporated under the laws of Chile, having its principal offices located at Avenida Kennedy N°9001,7th floor, Las Condes, Santiago, Chile, tax payer identification (“RUT”) N°93834000-5,

(the “Purchaser”)

ON THE SECOND PART

(each a “Party” and, together, the “Parties”);

AND

(3)	Carrefour S.A., a company incorporated under the laws of France, having its registered office located at 33 AV Émile Zola 92100 BOULOGNE BILLANCOURT, registered with the commercial registry of Nanterre under number R.C.S. Nanterre 652014051,

(“Carrefour”), but exclusively for purposes of Articles 5.5, 9.7.1, 9.7.2 below.

WHEREAS;

(A)

Seller holds (or will hold prior to the Completion Date), directly or indirectly, the entire issued share capital and voting rights in (i) Colombia Holdings Alpha BV, Thalie BV, Calliope BV, Uranie BV and Coledim BV (all the foregoing Netherlands BVs, collectively, the “Colombia Holdings BVs”), (ii) Grandes Superficies de Colombia S.A., a company incorporated under the laws of Colombia, having its registered office located at Avenida 9 No. 125-30, Bogota, registered under number 00757941 with the Chamber of Commerce of Bogota (“GSC”) and (ii) Atacadão de

Colombia S.A.S., a company incorporated under the laws of Colombia, having its registered office located at Carrera 71 No. 17A-11, Colombia, registered under number 01954829 with the Chamber of Commerce of Bogota (“Atacadão Colombia” and together with GSC and Colombia Holdings BVs, the “Target Group Entities”). GSC and Atacadão Colombia operates the entire business which the Carrefour Group (including the Companies) carries out in Colombia.

(B)

In accordance with the steps and timing of the process set out in Seller’s advisors’ email to Purchaser’s advisors dated 3 October 2012, Seller has made available to Purchaser and its representatives and advisers acting on its behalf (i) the information pack relating to GSC and Atacadao Colombia (collectively, the “Companies”), (ii) all written answers given by, or on behalf of, the Seller and the Companies, in respect of the Companies and their activities, to the questions asked by the Purchaser and its representatives and advisors acting on its behalf as set forth in Schedule C, (iii) the information and documents disclosed (as agreed to by the Purchaser in its binding offer letter dated 12 October 2012) in the letter set forth in Schedule C (the “Disclosure Letter”, and, together with the aforementioned information pack and written answers, the “Disclosed Information”), and (iv) the documents and other information included in an on-line “data room” opened from Monday, October 15th 2012 onwards.

(C)	On the basis of the foregoing, of its own knowledge of the Colombian market and the Companies’ business, as well as on its own diligence, assumptions, projections and estimates, the Purchaser has expressed its readiness and intent to move promptly forward and has therefore agreed to enter into this share purchase agreement and to complete the transactions provided for herein on the terms and subject to the conditions set forth in this Agreement.

THE PARTIES AGREE AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATIONS

1.1	For the purpose of this Agreement, capitalized terms and expressions shall have the meanings given to them in Schedule 1, unless otherwise defined in this Agreement.

SECTION 1 - SALE AND PURCHASE

2.	TRANSFER OF THE SOLD SHARES

2.1	Subject to (i) the terms of this Agreement, (ii) the receipt by the Seller of the Purchase Price, (iii) the receipt by the Lenders of an amount corresponding to the Loan Amount and (iv) the fulfilment by the Purchaser of the obligations set out in Schedule 5 for which it is responsible, the Seller agrees to sell to the Purchaser all of the shares in each and every Colombia Holdings BV, representing (on a fully diluted basis) all of the issued share capital and voting rights of all Colombia Holdings BVs (hereafter, the “Sold Shares”) free from any Encumbrances thereon.

2.2	Subject to the performance by the Seller of the obligations set out in Schedule 5 for which it is responsible, the Purchaser agrees to purchase all, and not less than all, the Sold Shares free from any Encumbrances. The Purchaser shall be entitled, with effect from the Completion Date, to exercise directly all rights attaching or accruing to the Sold Shares, including, without limitation, the right to vote and to receive all dividends, distributions or any return on capital declared, paid or made by the Companies, on or after the Completion Date.

3.	PAYMENT OF THE PURCHASE PRICE OUT OF ESCROWED AMOUNT

3.1	On the date hereof, the Purchaser has, or has caused, an amount in Euros equal to the Purchase Price (as defined below) to be wired and credited to the Escrow Account (as defined in the executed Escrow Agreement attached hereto in Schedule 3.1), with the same value date as the date hereof, all as set forth in further detail in the Escrow Agreement and pursuant thereto.

3.2	The Purchase Price amount shall be held by the Escrow Agent (as defined in the Escrow Agreement) for and on behalf of the Seller and shall release such amount to the Seller at Completion as set forth in the Escrow Agreement.

The “Purchase Price” means the amount in Euros equal to

(i)	1,905,000,000 (one billion nine hundred and five million) Euros, and

(ii)	the Escrow Interest;

the “Escrow Interest” means the amount in Euros accruing on the balance in the Escrow Account in accordance with the Escrow Agreement.

3.3	The Purchase Price shall be apportioned among the Sold Shares as set out in Schedule B.

4.	NOTIFICATION COVENANT

4.1	Purchaser represents to the Seller that its performance of all of its obligations under this Agreement including but not limited to the Sale of the Sold Shares are not subject to any condition precedent or subsequent (regulatory or otherwise).

4.2	The Purchaser represents to the Seller that as regards Colombian competition law Completion requires only that a notification of the Sale of the Sold Shares (the “Acquisition Notification”) be submitted to the Colombian Antitrust Authority (which, for the avoidance of doubt, does not need in any way to be approved or cleared for Completion to proceed). The Purchaser and the Seller shall work together in order to make the complete Acquisition Notification as required under Colombian law with the Colombian Antitrust Authority at the latest within five (5) Business Days after the Date of this Agreement.

4.3	Without prejudice to the provisions of Articles 4.1, 4.2 and 4.5 hereof, the Purchaser shall supply promptly any additional information and documentary material that may be requested by the Colombian Antitrust Authority. To the extent the Seller is not also a recipient thereof, the Purchaser shall also provide the Seller with a copy of all material documents or correspondence exchanged with the Colombian Antitrust Authority in respect of the Acquisition Notification.

4.4	Should, notwithstanding the generality of the representations set forth in Article 4.1 above, any kind of regulatory or other similar authorisation or clearance be/become necessary for Completion to occur, the Purchaser shall offer any commitments, undertakings or divestments to any authority (and accept any commitments, undertakings or divestments imposed by any authority) as may be necessary to secure any and all such authorisations and clearance (including if need be with conditions) at the earliest opportunity. Such commitments, undertakings or divestments of or by the Purchaser shall have no impact on the Sale of the Sold Shares and/or on the payments to be made by the Purchaser to the Seller in accordance with Article 3. For the avoidance of doubt, failure to obtain any such authorisation or clearance by the time the Seller delivers to the Purchaser the Completion Notice shall in no event constitute an exception to the Purchaser’s obligation to proceed with Completion in accordance with this Agreement.

4.5	The Seller shall cooperate in good faith and shall cause the Companies to cooperate in good faith with the Purchaser in connection with the submission of the Acquisition Notification.

5.	COMPLETION

5.1	Date and location of Completion

5.1.1	Subject to the terms of this Agreement, the Completion will take place in Amsterdam, at the offices of the Notary, or in any other location mutually agreed in writing by the Parties, five (5) Business Days following the date on which the Seller shall have delivered to the Purchaser a notice informing the Purchaser that the Seller is ready to proceed with Completion (the “Completion Notice”) or on such other date as the Parties may mutually agree in writing (the “Completion Date”).

5.1.2	The Parties will determine together the most efficient way to shorten the period between the Date of this Agreement and the Completion Date and will keep each other informed, on a regular basis, of the status of the main actions to be taken within this timeframe (and, in particular, the preparation of the documents to be remitted by the Parties on the Completion Date pursuant to Schedule 5).

5.2	Rights in case of absence of Completion

5.2.1	If the Completion of the Sale of the Sold Shares does not occur prior to the Long Stop Date (i) for any reason which is not exclusively attributable to the Seller (other than as provided in (ii)), the amount in EUR equal to 25% of the Purchase Price (the “Termination Fee”) shall become due and payable by the Purchaser to the Seller and (ii) as a result of an injunction or similar order by a Governmental Authority in Colombia (other than the Colombian Antitrust Authority) effectively blocking the transfer of the Sold Shares to the Purchaser, the amount of EUR 50,000,000 (the “Other Termination Fee”) shall become due and payable by the Purchaser to the Seller. The Parties agree that the failure of the Seller to hold the Sold Shares immediately prior to Completion (following a pre-Completion intra-Seller’s Group reorganisation in The Nertherlands) shall be deemed to be a reason exclusively attributable to the Seller under clause (i) above.

5.2.2	The Termination Fee (or as the case may be the Other Termination Fee) shall be paid on behalf of the Purchaser to the Seller by the Escrow Agent pursuant to the Escrow Agreement by wire transfer of funds, in Euros, within five (5) Business Days following the receipt by the Purchaser and the Escrow Agent of notification by the Seller of the absence of Completion of the Sale of the Sold Shares before the Long Stop Date.

Such notification shall be delivered within the 45 (forty five) calendar day period following the Long Stop Date and shall contain the details of the bank accounts on which the Termination Fee (or as the case may be the Other Termination Fee) shall be paid on behalf of the Purchaser.

The Parties acknowledge and confirm that the amount of the Termination Fee (or as the case may be the Other Termination Fee) has been agreed by them following discussion in order to reflect the reasonably foreseeable consequences to the Seller should the Completion not occur prior to the Long Stop Date, in particular in view of the fundamental nature of the transactions contemplated hereby to the Seller.

This Agreement and the rights and obligations of the Parties hereunder shall automatically terminate upon payment of the Termination Fee (or as the case may be the Other Termination Fee), without prejudice to the provisions of Articles 15 and 16 (except for the avoidance of doubt Article 16.2), which shall remain in full force and effect notwithstanding the termination of this Agreement.

5.2.3	Without prejudice to any other rights, claims or remedies available to the Seller under this Agreement, including the right to receive damages, if the Purchaser fails to perform any action required from it in relation to the Completion (in particular, if the Purchaser fails to perform any obligation pursuant to Article 5.3 and Schedule 5 on the Completion Date), the Seller shall be entitled at its sole discretion to:

(a)	proceed with the Completion of the Sale of the Sold Shares, to the extent possible and allowed by applicable Law; or

(b)	terminate this Agreement with immediate effect, by giving written notice thereof to the Purchaser, and without any liability to the Seller.

5.2.4	Termination of this Agreement pursuant to Article 5.2.3 shall be without prejudice to the provisions of Articles 5.2.1 and 5.2.2, and Articles 15 and 16, which shall remain in full force and effect notwithstanding the termination of this Agreement.

5.3	Operations and obligations of the Parties on the Completion Date

On the Completion Date, each Party shall procure that all obligations set out in Schedule 5 for which it is responsible are performed.

5.4	Notifications prior to the Completion Date

5.4.1

In addition to notices set forth in Article 4.4 above, the Seller shall deliver to the Purchaser, at the latest on the third (3rd) Business Day prior to the Completion Date (i) the details of the bank accounts on which the Loan Amount shall be made available, and (ii) the Loan Amount as at the Completion Date and its apportionment between each Lender and, therefore, each of the aforementioned bank accounts.

5.4.2	For the purposes of Article 5.4.1, the Seller shall send any notification, by way of fax or email, to the following dedicated representative of the Purchaser: Carlos Mechetti, to the following address: Av. Kennedy 9001, piso 7, Las Condes, Santiago, Chile; fax n°: +5629590040.

5.5	Carrefour shall make its best efforts to procure that the steps required to allow the Seller to hold the Target Group Entities in the manner described in Schedule A hereto are carried out as swiftly as possible so as to enable the Completion to occur before the Long Stop Date.

SECTION 2 - REPRESENTATIONS AND WARRANTIES

6.	REPRESENTATIONS AND WARRANTIES OF THE SELLER

6.1	Scope of the representations and warranties of the Seller

The Seller makes to the Purchaser the representations and warranties set forth in Schedule 6 as at the Date of this Agreement and as at the Completion Date, except as otherwise expressly provided in Schedule 6.

In the course of its investigation, the Purchaser has received from the Seller and its advisors certain projections, estimates and other forecasts and certain business plan information on the Companies. The Purchaser acknowledges that (i) there are uncertainties inherent in attempting to make such projections, estimates and other forecasts and plans, (ii) the Purchaser is familiar with such uncertainties, (iii) the Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections, estimates and other forecasts and plans so furnished to it, (iv) any use of or reliance by the Purchaser on such projections, estimates and other forecasts and plans shall be at its sole risk, and that (v) the Purchaser shall have no claim against anyone with respect thereto. Accordingly, the Purchaser acknowledges that the Seller, the Companies and each of their respective Affiliates and Seller’s advisors, do not make any representation or warranty to the Purchaser, with respect to such projections, estimates, forecasts or plans.

The Purchaser agrees that the Seller does not give (whether at the Date of this Agreement or at the Completion Date) any representation or warranty, whether express or implied, whether resulting from documentation delivered by or for the account of the Seller or from statutory provisions in any jurisdiction, other than those representations and warranties expressly and specifically given by the Seller under Article 6 and Schedule 6 at the relevant date provided for in Schedule 6.

7.	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

7.1	Scope of the Representations and Warranties of the Purchaser

The Purchaser makes to the Seller the representations and warranties set forth in Schedule 7 as at the Date of this Agreement and as at the Completion Date, unless as otherwise expressly provided for in Schedule 7.

The Seller agrees that the Purchaser does not give (whether at the Date of this Agreement or at the Completion Date) any representation or warranty, whether express or implied, whether resulting from documentation delivered by or for the account of the Purchaser or from statutory provisions in any jurisdiction, other than those representations and warranties expressly and specifically given by the Purchaser under Article 7 and Schedule 7 at the relevant date provided for in Schedule 7.

SECTION 3 - FURTHER OBLIGATIONS OF THE PARTIES

8.	FURTHER OBLIGATIONS OF THE PARTIES PRIOR TO COMPLETION

8.1	Management of the Companies up to the Completion Date

8.1.1	During the period from the Date of this Agreement until the Completion Date, the Seller shall ensure that the Companies are managed in the ordinary course of business. In particular, subject to Article 8.1.2, the Seller shall ensure that none of the Companies takes without the prior consent of the representative of the Purchaser set out in Article 8.1.3 (such consent not to be unreasonably delayed or withheld), any of the following actions to the extent they are outside the ordinary course of its business or they are not contemplated under, pursuant to, or required in order to comply with or implement this Agreement:

(a)	enter into any individual contract or commitment involving the payment by any of the Companies of an amount in excess of COP$ 2 345 253 300 per year; or

(b)	enter into any agreement providing for a merger, consolidation or other transaction modifying its share capital or amending its articles of association; or

(c)	issue additional securities; or

(d)	grant any mortgage or pledge or issue any security undertaking or commitment whereby it would assume liability in lieu of any third party (other than any of the Companies); or

(e)	appoint new auditors; or

(f)	save as required by Laws, make any material amendment to the terms and conditions of employment of any Senior Employees or to execute any employment agreements with new Senior Employees; or

(g)	settle any dispute or claim for an amount in excess of COP$ 938 101 320 per claim; or

(h)	enter into any joint venture or similar arrangements; or

(i)	save as required by Laws, dispose of any fixed assets or other assets the aggregate value of which exceeds COP$ 1 172 626 650 per disposal; or

(j)	enter into any borrowing or indebtedness with any third party in the nature of borrowing which exceeds an individual amount in principal of COP$ 1 172 626 650;

(k)	enter into any agreement or arrangement to do any of the foregoing; or

(l)	permit or effect any Leakage,

it being however specified that, should the Purchaser fail to give its written answer five (5) Business Days after the Seller’s request for taking any of the aforementioned actions, it shall be deemed to have validly authorized the relevant Company to take such action in compliance with Article 8.1.

8.1.2	The Parties acknowledge that the limitations set out in Article 8.1.1 shall not apply (i) if the circumstances require immediate action to preserve the integrity of the business or activities of the Companies or to comply with any applicable Laws or if it was beyond the reasonable control of the Seller to prevent any of the actions listed herein from being taken; in which case the Seller shall inform the Purchaser of such action as soon as practicable after the Seller becomes aware of such action, (ii) to any actions of the Companies (including, as the case may be, any modifications and amendments to the Seller’s Guarantees or to the Loan Agreements) which may be required by the Lenders and the Secured Parties with a view to implementing the repayment of the Loan Amount and the release of the Seller’s Guarantees pursuant to Article 8.2, and, more generally, to allow the Seller to duly and timely perform its obligations under this Agreement (including, but not limited to, the obligations set out in Schedule 5), or (iii) to the actions listed in Schedule 8.1.2.

8.1.3	For the purposes of this Article 8.1 and notwithstanding the provisions of Article 15.6, the Seller shall send any request for approving the actions listed in Article 8.1.1 above, by way of email to the following dedicated representative of the Purchaser for the purpose of Article 8.1:

Carlos Mechetti, to the following address: Av. Kennedy 9001, piso 7, Las Condes, Santiago, Chile; fax n°: +5629590040.

8.1.4	During the period from the Date of this Agreement and the Completion Date, the Seller shall work in close coordination with the Purchaser, including by affording the Purchaser and its duly appointed representatives reasonable access to the Companies, in order to facilitate the swift integration of the business of the Target Group Entities with the Purchaser’s own business as from Completion.

8.2	Repayment of the Loan Agreements and release of the Seller’s Guarantees

8.2.1	Schedule 8.2.1 contains the list of the Loan Agreements.

8.2.2	The Purchaser shall be responsible for the refinancing of the Loan Amount (in compliance with Colombian foreign exchange regulation) and shall either (i) obtain an effective waiver in writing from the corresponding Lender to such Lender’s right to accelerate the maturity of such Loan Amount as a result of the Completion or (ii) procure the repayment on the Completion Date by, or on behalf of, the Companies to the Lenders of the Loan Amount owed by the Companies to the Lenders under the Loan Agreements as at the Completion Date.

8.2.3

At the latest on the fifth (5th) Business Day prior to the Completion Date, the Seller shall notify to the Purchaser, in accordance with Article 5.4, the Loan Amount as at the Completion Date and its apportionment between each of the Lenders.

8.2.4	The Purchaser will procure that the Secured Parties will release on the Completion Date the Seller and, as the case may be, any other relevant member of the Carrefour Group from all obligations or liability arising from the Seller’s Guarantees which are listed in Schedule 8.2.1 with effect from the Completion Date. To this effect, the Purchaser will provide the Seller on or prior to the Completion Date, with evidence from the Secured Parties of irrevocable release or waiver of the Seller’s Guarantees.

8.2.5	As from the Date of this Agreement until the Completion Date, the Seller shall provide and shall procure that the Companies provide the Purchaser with all information, cooperation and assistance reasonably necessary or useful for the Purchaser to put in place the refinancing of the Loan Amount under the Loan Agreements and release of the Seller’s Guarantees.

9.	FURTHER OBLIGATIONS OF THE PARTIES AFTER THE COMPLETION DATE

9.1	Financing of the Companies

The Purchaser shall procure that the Companies shall benefit from any necessary new financing as from the Completion Date allowing them to repay when due all amounts owed by the Companies pursuant to any loan agreements entered into by the Companies other than the Loan Agreements and shall hold the Seller harmless in connection therewith.

9.2	Release from guarantees

9.2.1	The Purchaser shall, with the cooperation of the Seller, use its best efforts to procure by the Completion Date or, to the extent not completed prior to the Completion Date, promptly thereafter, the release of the Seller and, as the case may be, any of its Affiliates from all obligations or liabilities arising from security, cautions, endorsements, guarantees, comfort letters, joint undertakings or other similar undertakings (other than the Seller’s Guarantees) granted for the benefit or on account of the Companies up to and including the Completion Date. To this effect, the Purchaser will provide the Seller, as soon as possible after becoming aware of the existence of any such security, cautions, endorsements, guarantees, comfort letters, or other similar undertakings, with evidence from the relevant beneficiaries of the irrevocable release or waiver of such security, pledge, guarantee, promise, or undertaking.

9.2.2	For so long as these security arrangements, pledges, guarantees, promises or undertakings remain binding upon the Seller (and/or, as the case may be, any relevant entity of the Carrefour Group), the Purchaser hereby undertakes to counter-guarantee or procure the counter-guarantee of the Seller (and/or, as the case may be, such entity of the Carrefour Group) and shall promptly indemnify or procure the indemnification of the Seller (and/or, as the case may be, such relevant entity of the Carrefour Group) from and against all liability in this respect, upon the receipt of the written request of the Seller (and/or such relevant entity of the Carrefour Group).

9.3	Right of access to the Companies and to the corporate records

9.3.1	For a period of six (6) years after the Completion Date, the Purchaser will grant and will procure that the Target Group Entities grant to the Seller, its advisers, representatives and corporate officers, upon reasonable prior written notice to the Purchaser, access to all the records, books and assets of the Target Group Entities which the Seller might need, in particular, in order to complete any Tax declarations, accounts or social documentation or to defend itself against any reasonably foreseeable judicial or other proceedings. The Purchaser will ensure that the managers and employees of the Target Group Entities co-operate with the Seller, its advisers, representatives and corporate officers, to the fullest extent possible in this respect. Furthermore, the Purchaser will be responsible for keeping all necessary records for the length of time required by the applicable regulations and the terms of this Article will apply to the aforementioned records.

9.4	Carrefour and Atacadão Names

9.4.1

It is expressly agreed that, except as set out in the following Articles 9.4.2 (inclusive) to 9.4.5 (inclusive), the Purchaser is not purchasing, acquiring or otherwise obtaining any right, title or interest in the name “Carrefour”, “Carrefour Express”, “Maxi” or “Atacadão”, in any trade names, trademarks, identifying logos (including the Carrefour’s logo), domain names or service marks related thereto or containing the word “Carrefour”, “Carrefour Express”, “Maxi” or “Atacadão” or any part or variation of any of the foregoing or any similar trade name, trademark, domain name or logo, or any other trademarks, domain names or logos owned by any entity of the

Carrefour Group (collectively the “Carrefour Trademarks and Logos”). Therefore, except as set out in the following Articles 9.4.2 (inclusive) to 9.4.5 (inclusive), the Purchaser shall procure that, in any event within three (3) months following the Completion Date, each of the Companies shall:

(a)	transfer to a member of the Carrefour Group (the identity of which will be notified by the Seller to the Purchaser) any name or registration which contains the word “Carrefour” or “Atacadão” or the Carrefour Trademarks and Logos, cease to use or display the Carrefour Trademarks and Logos and replace any and all references to any entity of the Carrefour Group, including inter alia the Carrefour Trademarks and Logos, which, in the reasonable opinion of the Seller, may imply that the Companies are still a member of the Carrefour Group, or may create confusion, mistake or deception with any of the entities members of the Carrefour Group or may be substantially or confusingly similar to any Carrefour Trademarks and Logos or which may suggest or represent an association or connection with Carrefour or any entity of the Carrefour Group;

(b)	remove the Carrefour Trademarks and Logos from all marketing or other materials (including letters, faxes, brochures, business cards, websites, etc.) used, sent or issued by the Companies; and

(c)	refrain from authorizing, encouraging or assisting any Person to use the Carrefour Trademarks and Logos anywhere in the world.

9.4.2	Within three (3) months following the Completion Date, the Purchaser shall take and shall procure that all necessary actions be taken (including, but not limited to, any relevant corporate decisions, amendments to the Companies’ articles of association and registration formalities) by each Company to make publicly effective the change of the name of each of the Companies, if applicable, to a name which does not include the word “Carrefour”, “Maxi” or “Atacadão” or any Carrefour Trademarks and Logos. During this three (3)-month period, the Companies shall be entitled to continue to use any Carrefour Trademarks and Logos in their names.

9.4.3	Within six (6) months following the Completion Date, the Purchaser shall take and shall procure that all necessary actions be taken by each Company, to stop displaying any Carrefour Trademarks and Logos (i) on Carrefour Stores’ external façade, and (ii) in the Carrefour Stores’ internal layout. During this six (6)-month period, the Companies shall be entitled to continue to display any Carrefour Trademarks and Logos (i) on Carrefour Stores’ external façade, and (ii) in the Carrefour Stores’ internal layout, in each case, in the same way it was displayed immediately prior to the Completion Date.

9.4.4	Subject to the Purchaser complying with its obligations under this Article 9.4, the Seller grants, and shall procure that the relevant member of the Carrefour Group grant, to the Companies as from the Completion Date a non-exclusive, royalty-free and non-assignable licence to continue to use any Carrefour Trademarks and Logos exclusively for (i) the purpose of the Purchaser Information Advertising and (ii) the purposes set out in Articles 9.4.2, 9.4.3 and 9,4.5, in each case for a period of six (6) months maximum after the Completion Date.

9.4.5	Within six (6) months of the Completion Date, the Purchaser shall take and shall procure that all necessary actions be taken by each Company, to stop selling Carrefour Private Label Stock. Within this six (6)-month period, the Companies shall be entitled to sell Carrefour Private Label Stock. The Companies can advertise such products for a period of six (6) months after the Completion Date, provided that this advertising shall comply with the provisions of Article 9.4.6 below.

9.4.6	During the periods set out in this Article 9.4, the Purchaser shall not and shall procure that none of its Affiliates and none of the Companies shall do or say anything which is detrimental to any Carrefour Trademarks and Logos or the reputation of the Carrefour Group and shall not present itself in such a way that a person might believe there is an association or connection between the Purchaser or any of its Affiliates (including the Companies) and the Carrefour Group.

9.4.7	For the avoidance of doubt, all the direct and indirect costs, expenses (including those costs, expenses and liabilities resulting from third party claims or proceedings) incurred by the Purchaser, its Affiliates and/or the Companies to modify, change, or, as the case may be, dismantle or destroy any support bearing a Carrefour Trademarks and Logos (including, but not limited to, any banners on Carrefour Stores’ external facade) will be borne by the Purchaser, its relevant Affiliates and/or the Companies.

9.4.8	The Purchaser shall indemnify and hold the Seller and its Affiliates harmless from any direct and indirect damages (including damages in terms of reputation), cost, loss, liability, claims or proceedings resulting from the use by the Companies of any reference to the Carrefour Group, including inter alia the Carrefour Trademarks and Logos and the Carrefour Private Label Stock, as from the Completion Date.

9.4.9	If after the Completion, any of the Companies holds or owns any of the Carrefour Trademarks and Logos, such Company shall be deemed to hold this Carrefour Trademark and Logo for and on behalf of the Seller, and the Company shall, at the Seller” request, as soon as practicable and on terms stipulated by the Seller including that no consideration is provided for such transfer: (i) execute all such deeds or documents as may be necessary for the purpose of transferring (free of any Encumbrances) the relevant interest in the Carrefour Trademark and Logo to the Seller or to any of its Affiliates as the Seller may direct; and (ii) do or procure to be done at the Company’s cost all such further reasonable acts or things and procure the execution of all such other documents as the Seller (for itself and/or on behalf of the relevant Affiliate of the Carrefour Group) may reasonably request in order to and/or for the purpose of vesting the relevant interest in the Carrefour Trademark and Logo in the Seller or in any of its Affiliates as it may direct.

9.4.10	As soon as possible after the Completion Date, the Purchaser shall (at its own cost and expense) procure that the Companies cease to use and return to the Seller (and/or any of its relevant Affiliates) without undue delay, in any manner whatsoever, without limitation:

(i) any documents, contracts, media regarding confidential methods, software, programs, literature, procedures and techniques associated with any Intellectual Property Rights, incorporating the Seller’s Know-How, the Carrefour Trademarks and Logos and distinctive trade dress, forms, slogans, uniforms, signs, symbols or devices associated with the Carrefour retail business;

(ii) all advertising materials, communication tools or promotional displays, uniforms, stationery, forms and any other articles which display the Carrefour Trademarks and Logos associated with the Carrefour retail business;

(iii) all copies of all proprietary materials of the Carrefour Group delivered by the Carrefour Group to the Companies and any material containing sensitive business information on the Carrefour Group, and all copies thereof (all of which are acknowledged to be the Carrefour Group property), and shall keep no copy or record of any of the foregoing.

9.5	Termination of the Carrefour Group Interco Agreements

9.5.1	The Purchaser acknowledges and agrees that all the Carrefour Group Interco Agreements will terminate with effect as from the Completion Date. The Purchaser shall procure that the Companies pay in accordance with the terms of the relevant Carrefour Group Interco Agreement any and all amounts due and payable by the Companies to the relevant entities of the Carrefour Group to which such amounts are owed under the Carrefour Group Interco Agreements as promptly as practicable after Completion, if and to the extent that such amounts have not been paid on or prior to the Completion Date. Conversely, the Seller shall procure that the relevant entities of the Carrefour Group pay in accordance with the terms of the relevant Carrefour Group Interco Agreement any and all amounts due and payable by the relevant entities of the Carrefour Group to the Companies to which such amounts are owed under the Carrefour Group Interco Agreements as promptly as practicable after Completion, if and to the extent that such amounts have not been paid on or prior to the Completion Date.

9.5.2	Subject to Article 9.5.1, following Completion, the Purchaser shall not, and shall procure that the Companies shall not, bring any claim (for compensation, damages, losses or otherwise, and whether arising under law, equity, contract, tort or otherwise) in any jurisdiction against the Seller or its Affiliates, arising out of or in connection with the Carrefour Group Interco Agreements.

9.6	Insurance

9.6.1	The Purchaser acknowledges and agrees that the benefit of all Carrefour Group insurance policies relating to the Companies, their activities and assets, will terminate as from the Completion Date. These insurance policies are listed in Schedule C.

9.6.2	The Purchaser undertakes to take all necessary actions at its own expense, to ensure that the Companies, their businesses and assets benefit from equivalent insurance cover as the one they benefited from on the Completion Date and the Seller shall not have any liability in this respect.

9.7	Services to be provided by the Carrefour Group

9.7.1	The Parties acknowledge that, as at the Date of this Agreement, the Companies are part of the Carrefour Group and therefore the Parties and Carrefour agree to cooperate in good faith in the resolution of the matters necessary to effect as soon as reasonably practicable from the Completion Date (i) the separation of the Companies from the information technology system of the Carrefour Group (in particular preventing the access by the Companies to commercially sensitive information of or regarding the Carrefour Group), and (ii) the integration of the Companies in the information technology system of the Purchaser’s group.

9.7.2	For that purpose, as from the Date of this Agreement, the Parties and Carrefour will liaise and discuss in good faith through specifically designated information technology representatives of the Carrefour Group and the Purchaser in order to plan and supervise the tasks necessary to effect the separation referred to above and agree on interim services to be provided from the Completion Date by the Carrefour Group to the Companies, subject to the following:

a)	the list of information technology services that shall continue to be provided by the Carrefour Group to the Companies as from the Completion Date for a period up to six (6) months shall exclusively be limited to such services which can be effectively provided by the Carrefour Group from a legal and technical point of view and which were already provided to the Companies before the Completion Date and which are necessary to avoid any disruption to the business of the Companies as it is currently being carried out which can be effectively provided by the Carrefour Group from a legal and technical point of view;

b)	the designated representatives of the Purchaser shall not have access to commercially sensitive information (i) relating to the Companies until the Completion Date and (ii) relating to the Carrefour Group on or after the Completion Date;

c)	such information technology services shall be provided at the same level of quality as currently provided to the Companies by the Carrefour Group and on the basis of an arm’s length remuneration.

9.8	Expatriate Employees

9.8.1	The Purchaser acknowledges and agrees that all the Expatriate Employees shall cease to be employed by the Companies after the Completion Date and that they will be put at Carrefour Group’s disposal on the Completion Date, without prejudice to their right to receive the yearly performance bonuses and other compensation which would have been payable to them should the Completion not have occurred. All the compensation, salaries and benefits (included yearly performance bonuses pro-rata temporis and retention bonuses) owed to the Expatriate Employees by the Companies up to the Completion Date shall be borne and paid by the Companies pursuant to the terms and conditions of their respective employment agreements prior to Completion.

9.8.2	The Expatriate Employees specifically identified in Exhibit 9.1 of Schedule C as being necessary for the transition of the business of the Companies from the Seller to the Purchaser will, subject to their agreement be made available to the Companies from the Completion Date by the relevant entity of the Carrefour Group pursuant to a secondment agreement with the relevant Company for a period not exceeding three (3) months. During this transition period, such Expatriate Employees shall continue to receive the same expatriate compensation package and benefits as they were receiving prior to the Completion Date. The compensation (fixed and variable pay related to performance) and benefits together with the amount of all costs and benefits associated with the expatriation package (expatriate allowances, French social security charges, etc.) of each such Expatriate Employee shall be paid by the relevant entity of the Carrefour Group and invoiced back every month to the relevant Company to which such Expatriate Employees will be seconded. The Purchaser shall procure that the invoiced Company shall pay the corresponding invoices in a timely manner and not later than ten (10) Business Days after the receipt of the invoice.

9.8.3	All costs associated with the return of the Expatriate Employees (including notably travel and moving expenses), whether seconded or not to the Companies after the Completion Date, shall be borne by the Seller or the relevant entity of the Carrefour Group.

9.8.4	The Purchaser shall not, and shall procure that the Companies shall not, bring any claim (for compensation, damages, losses or otherwise, and whether arising under law, equity, contract, tort or otherwise) in any jurisdiction against any of the Expatriate Employees arising out of or in connection with any act or omission in the performance and execution of their duties as employee, seconded employee or director of the Companies.

9.9	Former directors and employees

9.9.1	Subject to Article 9.9.2, the Purchaser shall not, and shall cause its Affiliates and the Companies not to, make claim against or otherwise seek the liability of any former or current director, manager, officer, employees of the Companies who would resign on the Completion Date or the employment contract of whom will be terminated in connection with the Completion (the “Former Staff Members” and each a “Former Staff Member”) with respect to any decisions adopted by any of such Former Staff Member prior to the Completion.

9.9.2	The foregoing provision shall not apply to the liabilities arising from criminal actions for which the relevant person(s) are held personally liable.

SECTION 4 - INDEMNIFICATION

10.	INDEMNIFICATION

10.1	Principle

Subject to the terms of Articles 10, 11, 12 and 13 of this Agreement, the Seller undertakes to indemnify the Purchaser for each individual direct financial loss qualifying as a direct damage under French Law (excluding special, contingent, unforeseen, consequential or indirect or unpredictable losses, notably any loss of profit or earnings and any loss of an opportunity and excluding also any punitive damages) (“Loss”) incurred by the Target Group Entities or the Purchaser as a result of any breach of this Agreement by the Seller including an inaccuracy in the representations and warranties given by the Seller in Schedule 6, but only if and to the extent that:

(a)	the events or facts giving rise to such inaccuracy are not disclosed or permitted by this Agreement, disclosed in the Disclosed Information or publicly disclosed or publicly available prior to the Date of this Agreement;

(b)	such inaccuracy arises out of or results from events or facts existing on or prior to the date on which the relevant representation and warranty is given by the Seller under Schedule 6; and

(c)	with regard to the representations and warranties given by the Seller under Sections 3, 7, 8 and 9 of Schedule 6, there is a Third Party Claim (as defined below) in respect of the events or facts out of which or from which the relevant inaccuracy arises or results.

10.2	Conditions for indemnification

A Loss will be eligible for indemnification only on the following conditions:

10.2.1	The Seller is required to indemnify the Purchaser pursuant to this Agreement only to the extent that the Loss has effectively been fully paid by the Purchaser or the Target Group Entities;

10.2.2	The decrease or loss of a Tax credit (including tax loss carry forwards) will not be considered an indemnifiable Loss and shall not give rise to an indemnification pursuant to this Agreement;

10.2.3	If the event giving rise to a Loss is insured or the Loss is recoverable from a third party for the benefit of one of Target Group Entities or the Purchaser, the amount of the indemnifiable Loss will be accordingly reduced;

10.2.4	Following a VAT reassessment, if an amount of reassessed VAT is recoverable by the Purchaser or any relevant Target Group Entity, the Loss will be determined only on the basis of the penalties, late payment interest and associated sums due, but will exclude the amount of recoverable VAT;

10.2.5	Any Loss arising from a Tax adjustment (i) resulting from a delay in its imposition or levy, (ii) which has the effect of transferring an expense, income or deduction from one financial year to another, (iii) giving rise to a corresponding Tax credit (except if the Purchaser can reasonably demonstrate that the Company will not be in a position to effectively utilize such Tax credit), or (iv) permitting the Target Group Entities to avoid or reduce an effective Tax for an amount corresponding to the Loss, will be limited in amount to the amount of applicable interest and late payment penalties due by the Companies;

10.2.6	Any Tax saving, in particular reductions in Tax or increases in available deductible losses made by the Purchaser or the Target Group Entities by virtue of the Loss or the circumstances giving rise to the Loss, shall be deducted from the Loss with respect to any matter;

10.2.7	Any amount recovered by the Target Group Entities or the Purchaser in respect of Taxes paid in connection with the period prior to the Completion Date shall be deducted from the amount of any indemnified Loss;

10.2.8	The Loss shall be calculated on a net consolidated basis including all Target Group Entities and to the extent any Loss represents or gives rise to a transfer of value to the benefit of one of the Target Group Entities it shall not give rise to indemnification. In addition, any liability incurred by any of the Companies will not constitute a Loss for the portion of such liability which has been included as a reserve in the Accounts;

10.2.9	Any Loss suffered by the Purchaser or any of the Target Group Entities in respect of any inaccuracy or breach of the representations and warranties of the Seller provided for in Schedule 6 shall be calculated on a Local Currency-for-Local Currency basis (and then converted into Euros based on the Exchange Rate) without applying a multiplier or any other valuation principles used, directly or indirectly, by the Parties in determining all or part of the Purchase Price;

10.2.10	In respect of any breach of the representations and warranties of the Seller provided for in Sections 3, 7, 8 and 9 of Schedule 6, only the direct consequences of the claim(s) made by the relevant Third Party(ies) shall be subject to indemnification;

10.2.11	The Seller shall not be held liable for indemnification to the extent the Loss may be attributed to any voluntary action or omission on the part of the Purchaser and/or the Target Group Entities including (i) any change in the Accounting Policies (including consolidation methods), the generally accepted accounting principles in Colombia (Colombian Accounting Standards) or tax reporting practices applicable to the Companies after the Completion Date (including any change required pursuant to any Law coming into force after the Date of this Agreement or having retrospective effect prior to the Date of this Agreement), (ii) any actions taken by the Target Group Entities which have been approved by the Purchaser pursuant to Article 8.1, (iii) any actions taken by the Companies (including, as the case may be, any modifications and amendments to the Seller’s Guarantees, Loan Agreements) which may be required by the Lenders and the Secured Parties with a view to implementing the repayment of the Loan Amount and release of the Seller’s Guarantees pursuant to Article 8.2 or (iv) any restructuring transaction implemented after the Completion Date by the Purchaser (and/or any of its Affiliates) involving (in whole or in part) assets or liabilities of any Target Group Entity.

10.3	If any of the circumstances referred to in Article 10.2 above is only known after the payment by the Seller further to its obligations to indemnify under the terms of this Agreement, the Purchaser shall immediately repay to the Seller a sum equal to the difference between the sum paid and the sum which should have been paid if the circumstances in question had been known before the date of payment.

10.4	Exclusivity of remedy

Unless otherwise expressly provided for under this Agreement, the indemnification obligation provided in this Article 10 shall be the exclusive remedy of the Purchaser against the Seller in respect of any breach of any representation or warranty, covenant, undertaking or obligation of the Seller in connection with this Agreement, and the Purchaser hereby waives any rights to rescission, cancellation, termination or remedy of any nature it may have in this respect, unless otherwise expressly provided for in this Agreement.

11.	LIMITATIONS ON SELLER’S LIABILITY

The total liability of the Seller to indemnify any Loss shall be limited in the following manner:

11.1	The Purchaser acknowledges that the Disclosed Information has been disclosed to it during the investigations and reviews it conducted with its advisors in the context of the transactions contemplated under this Agreement. As a result, the Purchaser shall not be entitled to make any claim against the Seller in respect of any events, facts, or circumstances set out in the Disclosed Information, this Agreement (including for the avoidance of doubt its Schedules and Exhibits) or any information publicly available as at the Completion Date and also represents and warrants that, as at the Date of this Agreement and as at the Completion Date, it has no knowledge of events, facts or circumstances which may give rise under the terms of this Agreement to a claim against the Seller.

11.2	Any fact or event disclosed in Schedules or Exhibits shall be deemed to be disclosed against the Seller’s representations and warranties.

11.3	Recovery from another person

11.3.1	If the Seller pays to the Purchaser an amount with respect to a Claim, the Purchaser and/or any of its Affiliates (including the Companies) subsequently recovers or is or becomes entitled to recover from another person an amount which is referable to the matter giving rise to the Claim, the Purchaser shall immediately notify the Seller and, if relevant, shall (at the cost of the Seller) procure that the relevant entity of the Purchaser’s group will take such action as the Seller may reasonably require to enforce the recovery against the person in question; and

(a)	if the Seller has already paid an amount in satisfaction of a Claim and the amount paid by the Seller in respect of the Claim is more than the Sum Recovered, the Purchaser shall immediately pay to the Seller the Sum Recovered less any Taxes applicable therein;

(b)	if the Seller has already paid an amount in satisfaction of a Claim and the amount paid by the Seller in respect of this Claim is less than or equal to the Sum Recovered, the Purchaser shall immediately pay or procure the payment to the Seller of an amount equal to the amount paid by the Seller.

11.3.2	If the Seller has not already paid an amount in satisfaction of a Claim, the amount of the Claim for which the Seller would have been liable shall be reduced by and to the extent of the Sum Recovered.

11.4	In the event the Purchaser and/or the Companies alter, after the Completion Date, the insurance cover existing as at the Date of this Agreement, with the effect that all or part of a Loss is no longer insured, the indemnification due by the concerned Seller in respect of such Loss will be reduced by the amount which is no longer insured.

11.5	The same Loss or the same event or circumstances giving rise to a Loss will not be taken into account more than once under the terms of this Agreement even if such Loss, event or circumstances have actually not given rise to an indemnification payment.

11.6	No indemnification will be due by the Seller to the Purchaser if the Loss arises from the entry into force or the modification of a law, decree, regulation, guideline, a change in the judicial or administrative interpretation of a matter of a legislative or regulatory nature or constituting case-law and/or the levy or modification of any Tax after the Date of this Agreement, even if such modification, change or levy has a retrospective effect or was announced or could have been foreseen as of the Date of this Agreement.

11.7	No indemnification will be due by the Seller to the Purchaser if the Target Group Entities and/or the Purchaser have not taken all reasonably practicable steps to minimise and mitigate the Loss in respect of which the request for indemnification under the terms of this Agreement has been made.

11.8	The Seller will not be liable for an individual Loss which, after having applied the conditions and limitations provided for under Articles 10, 11, 12 and 13, is less than EUR 250,000. For the purpose of calculating the foregoing de minimis (i) the amounts of individual Losses arising from substantially identical facts or circumstances will not be amalgamated, and (ii) the amounts of individual Losses resulting from different circumstances or events but having substantially similar consequences will not be amalgamated.

11.9	The Seller will not be liable for any Losses until and unless the aggregate amount of the Losses for which the Seller is required to indemnify the Purchaser hereunder (after having applied, for the avoidance of doubt, the conditions and limitations provided for under Articles 10, 11, 12 and 13) exceeds EUR 50,000,000; such amount being construed as a deductible, the Seller being only liable to indemnify the Purchaser once such threshold is reached and then only for the amount which is in excess of such threshold, subject to the de minimis set out in Article 11.8 above and the other terms of Articles 10, 11, 12 and 13.

11.10	The amounts of any Loss incurred to be taken into account for the purpose of calculating the foregoing thresholds will be based on the conversion of COP$ into Euros on the basis of the Exchange Rate.

11.11	Claims relating to Losses arising from a breach by the Seller of its representations and warranties given under Section 13.1 of Schedule 6 or its covenant given under Article 8.1.1(k) shall not be subject to the de minimis set out in Article 11.8 or the deductible set out in Article 11.9.

11.12	The total liability of the Seller arising from a breach by the Seller of its representations and warranties, covenants, undertakings and/or obligations under this Agreement shall not exceed, in aggregate, an amount equal to EUR 125,000,000 (after giving effect to the deductible referred to in Article 11.9) with the exception of the Claims relating to Losses arising from a breach by the Seller of any of its representations and warranties given under Section 1 of Schedule 6 (Capacity, authority and validity), Section 2 of Schedule 6 (Title over the Sold Shares - Structure of the share capital of the Target Group Entities), Section 13.1 of Schedule 6 or the covenant given under Article 8.1.1(k) of this Agreement, in respect of which the total liability of the Seller shall not exceed, in aggregate, an amount equal to the Purchase Price, provided expressly that the total liability of the Seller arising from a breach by the Seller of its representations and warranties, covenants, undertakings and/or obligations under this Agreement shall never exceed in aggregate an amount equal to the Purchase Price.

12.	DURATION OF INDEMNIFICATION

12.1	Claims arising from a breach of the Seller’s representations and warranties, covenants, undertakings and/or obligations under this Agreement must be notified by the Purchaser before the expiry of a twelve (12)-month period from the Completion Date, except for those Claims arising from a breach of the Seller’s representations and warranties under (i) Section 1 of Schedule 6 (Capacity, authority and validity) and Section 2 of Schedule 6 (Title over the Sold Shares - Structure of the share capital of the Target Group Entities) which must be notified by the Purchaser to the Seller before the expiry of the applicable statute of limitation, and (ii) Section 8 of Schedule 6 (Tax) which must be notified by the Purchaser to the Seller before the expiry of a twenty four (24) month period following the Completion Date.

12.2	With the exception of Third Party Claims, a Claim notified in accordance with Articles 12 and 13.1 shall no longer be enforceable against the Seller upon the expiry of a period of six (6) months starting on the day of receipt by the Seller of the notification of such Claim, unless proceedings in respect of the Claim have been properly issued and validly served on the Seller pursuant to Article 16.

12.3	No Claim with respect to any Losses may validly be served after the dates set out in Article 12.1.

13.	NOTIFICATION PROCEDURE AND CONDUCT OF THIRD PARTY CLAIMS

13.1	Notifications of Claims

13.1.1	The Seller shall not be liable to the Purchaser in respect of any claim for indemnification under this Agreement, unless a valid claim shall have been notified in accordance with Article 15.6 and shall comply with the following requirements (a “Claim”):

(a)	such Claim shall state, in reasonable details, the specific grounds of the claim and the amount of the Loss alleged expressed in the relevant Local Currency, with the specific indication of the article(s) of the Agreement on which such Claim is based, in order to enable the Seller to assess the merits of the Claim, to take the necessary action to preserve evidence and to take such further steps as the Seller deems necessary;

(b)	such Claim shall express confirmation from the Purchaser that all the conditions for indemnification as provided for in Articles 10 and 11 are met, with (i) the indication of the tax consequences of the Loss for the relevant Target Group Entities (including the amount of any Tax savings resulting from the Loss), and (ii) confirmation and justification of the absence of insurance coverage for that Loss or the possibility to recover such Loss from a third party; and

(c)	a Claim shall be notified by the Purchaser to the Seller as soon as practicably possible after the Purchaser or the Target Group Entities become aware of any matter or circumstance that has caused a Loss.

13.1.2	The failure to promptly notify a Claim pursuant to paragraph (c) above shall not relieve the Seller from its indemnification obligation, unless (i) such a notification is delivered more than ten (10) Business Days after the date on which the Target Group Entities or the Purchaser became aware of any matter or circumstance that may reasonably be expected to give rise to a Claim, or (ii) such notification relates to a Third Party Claim, in which case Articles 13.5.1 and 13.5.2 shall apply.

13.1.3	Notwithstanding the generality of the provisions of paragraphs 13.1.1. and 13.1.2. above, with respect to a Third-Party Claim relating to Taxes, Purchaser shall, or shall cause the Target Group Entities to:

(i)	Inform the Seller of any notice of a Tax audit relating to pre-Completion Taxes, as soon as reasonably practicable (and in any event no later than ten (10) Business Days calendar days after the receipt of the respective order or notice of a Tax audit by the Target Group Entities; and

(ii)	Inform the Seller of any notice of Tax assessments relating to pre-Completion Taxes, as soon as reasonably practicable (and in any event no later than ten (10) Business Days after the receipt of the notice of Tax assessment by the Target Group Entities.

13.2	Access to information

13.2.1	From the date of receipt of the notification of any Claim until the payment of the indemnification in accordance with the terms of Article 13.7, the Purchaser shall provide the Seller with a copy of all documentation or information relating to the Loss or the Claim which may be useful or necessary (i) for the defence of the interests of the Seller, (ii) to confirm that the conditions for indemnification as provided for in Article 10.2 are met, or (iii) to verify whether the limitations on Seller’s liability as provided for in this Agreement (in particular under Article 11) apply. In this respect, the Purchaser will permit the Seller (or its nominees and/or advisers) and will procure that the Target Group Entities will grant access to the premises of the Target Group Entities for the purpose of consulting and copying such documentation or information as well as conducting interviews with the relevant personnel of the Target Group Entities during business hours.

13.2.2	Any failure or delay by the Purchaser or the Target Group Entities in providing access to the Seller to the documentation or information requested pursuant to the paragraph above shall increase accordingly any deadline to be complied with under this Agreement.

13.2.3	In any event, the Purchaser shall inform the Seller, as promptly as possible, of any requests or correspondence received by the Target Group Entities from or exchanged with Tax authorities in respect of any Tax examination or reassessment of the Target Group Entities, the subject matter of which relates in full or in part to the period prior to the Completion Date and falls within the scope of the Seller’s representations and warranties provided for in Schedule 6 or Article 14.

13.3	Remedy of breach

Notwithstanding any other provision of this Agreement, to the extent that any breach of the Seller’s obligations hereunder is capable of remedy, the Seller shall have the right to take appropriate measures and actions to remedy in full or in part any breach, promptly after having received the notice of Claim. The Purchaser shall not be entitled to claim any Loss in respect of a breach if and to the extent that such breach has been remedied without causing additional Losses to the Target Group Entities or to the Purchaser.

13.4	Processing of Claims

13.4.1	The Seller shall be entitled, following receipt of a Claim, to serve any written objection to the Purchaser as regards the merits and validity of the Claim.

13.4.2	In the event that the Seller and the Purchaser are unable to reach an agreement with respect to the validity of any Claim (other than a Third Party Claim as defined below) and the amount of the corresponding Loss to be indemnified by the Seller pursuant to this Agreement within a period of fifty (50) Business Days following the date of receipt by the Seller of a Claim, the dispute shall be settled in accordance with the provisions of Article 16.

13.5	Third Party Claims

13.5.1	In the event of any third party claim, judicial, arbitration or legal or administrative action or proceedings (including any investigation by any Governmental Authority) filed or initiated against any of the Companies or the Purchaser which could give rise to a Claim (the “Third Party Claim”), the Purchaser shall give written notice in the form required by Article 13.1 to the Seller, and in any event in respect of any proceedings that require a response within a shorter period of time than the ten (10)-Business Day period provided under Articles 13.1.2 and 13.1.3, within such shorter period of time after Purchaser’s receipt of notice of such Third Party Claim, with a view to enabling the Seller to have at least four (4) Business Days to respond thereto before the expiry of the relevant deadline.

13.5.2	The failure to promptly notify a Third Party Claim shall not relieve the Seller from its indemnification obligation under Article 10, except if such notification is delivered later than the expiry of the relevant deadline provided under Article 13.5.1.

13.5.3	In relation to a Third Party Claim, the Seller may elect:

(a)	to have exclusive conduct of the Third Party Claim, provided, that if the Seller so opts to take exclusive control of such Third Party Claim, it shall be deemed to have accepted to indemnify the Purchaser in accordance with this Agreement in respect of the corresponding Claim.

In this case:

(i)	the provisions of Article 13 shall continue to apply throughout the duration of the Third Party Claim;

(ii)	the Seller shall have the right, at its own expense, to negotiate and settle any Third Party Claim and the Purchaser shall, and shall cause the Target Group Entities to, cooperate with the Seller including by (a) giving it and its designees and legal advisers reasonable access to all relevant documents, books and records (with the right to photocopy such documents, books and records) and to the Target Group Entities’ employees and informing the Seller promptly of any correspondence received in connection with such Third Party Claim (including, without limitation, any notice from a Tax authority for the launching or conducting of a Tax audit), (b) following the Seller’s instructions as regards the conduct of the Third Party Claim, including serving any notice, filing any memorandum in defence, appealing against any judgment or administrative or arbitration decision, taking any legal action against a decision of a Governmental Entity (including, without limitation, any assessment of Taxes) and/or sending any correspondence and (c) more generally, permitting the Seller to participate in the relevant proceedings (including without limitation in any Tax audits) and negotiations;

(iii)	the Seller, on its behalf and on behalf of the Purchaser and the Target Group Entities, shall be entitled to settle such Third Party Claim at such time and upon such terms as the Seller deems fit and reasonable provided that the terms of such proposed settlement (the “Proposed Settlement”) are notified to the Purchaser with supporting documentation showing the third party’s agreement to the Proposed Settlement. Within ten (10) Business Days of receipt of the notification of the Proposed Settlement, the Purchaser may deliver to the Seller (i) a notice disputing the Proposed Settlement, in which case the provisions of Article 13.5.3(a)(iv) will apply, or (ii) a notice approving the Proposed Settlement, in which case the Seller will be entitled to enter into the Proposed Settlement with the third party not only on its behalf but also on behalf of the Purchaser and the Target Group Entities. If no notice is received by the Seller from the Purchaser within ten (10) Business Days from receipt by it of the notification referred to in this Article 13.5.3(a)(iii), the Purchaser shall be deemed to have approved the Proposed Settlement; and

(iv)	in the event that the Purchaser disputes the Proposed Settlement in accordance with Article 13.5.3(a)(iii), it shall take over and assume the defence of the Third Party Claim and shall be deemed to have waived its indemnification right to the corresponding Loss under this Agreement without any further liability from the Seller in respect of this Third Party Claim.

(b)	that the Purchaser shall have the exclusive conduct of the Third Party Claim, provided that if the Seller so opts that the Purchaser takes exclusive conduct of the Third Party Claim, it shall not be deemed to have accepted to indemnify the Purchaser of the corresponding Claim.

In this case:

(i)	the advisers selected by the Purchaser for the conduct of the proceedings shall be approved by the Seller (which approval shall not be unreasonably withheld or delayed);

(ii)	the Purchaser shall (x) inform the Seller, on a regular basis, of the progress of the relevant proceedings and shall (y) provide, and procure that any of the relevant Target Group Entities provides, to the Seller and its legal advisers, any relevant documents or other information in the possession of the Purchaser or such Target Group Entities in respect of those matters giving rise to the relevant Third Party Claim, including without limitation, copies of any correspondence exchanged in relation to such proceedings;

(iii)	the Seller may participate, with the assistance of any counsel and legal advisers of its choice, (i) in the elaboration of arguments, which, in order to mitigate the Loss, may be required to be put forward on behalf of the Target Group Entities, (ii) in any negotiation which may take place to reach a settlement, and, more generally, (iii) in any possible proceedings relating to such Third Party Claim;

(iv)	any recommendation made by the Seller or its counsels or advisers in the course of the proceedings shall be duly considered and taken into account by the Purchaser and the Target Group Entities; In any event, the Purchaser shall, and shall cause the relevant Target Group Entities to, reasonably and prudently defend such Third Party Claim;

(v)	the Purchaser shall inform the Seller of any proposal relating to a settlement, agreement, withdrawals or voluntary payments, received by the Purchaser or any of the Target Group Entities, with respect to the Third Party Claim. The Purchaser and the Target Group Entities shall not conclude any settlement, agreement or withdrawals (including giving up the right to appeal a decision), nor make any voluntary payments or admit liability, with respect to any Third Party Claim without the prior written consent of the Seller;

(vi)	the Purchaser, the Seller and the Target Group Entities shall be liable for the costs and expenses of their respective own advisors;

(vii)	the participation of the Seller in any proceedings in relation to any Third Party Claim, the acceptance or refusal by the Seller of a settlement or an appeal pursuant to the above paragraphs shall not be deemed to be a recognition by the Seller of the existence of any obligation to indemnify the Purchaser. The Seller may at any time object to the fact that the Third Party Claim may result in a Loss, in which case any resulting dispute shall be settled in accordance with the terms of Article 16.

(c)	It is specified that in the event of a Claim with respect to pre-Completion Taxes, the Purchaser shall upon the request of the Seller cause the relevant Target Group Entity to elect for any applicable payment deferral and the Purchaser shall give all guarantees at Seller’s costs as may be required in connection with such payment deferral.

13.5.4	All other provisions of this Agreement applicable to Claims in general and limitations on liability of the Seller will equally apply to any Third Party Claim.

13.6	Beneficiary of indemnification

The Purchaser shall be the sole beneficiary of any indemnification.

13.7	Payment of indemnification

13.7.1	Subject to the provisions of Articles 10, 11, 12 and 13, the indemnification of a Loss as determined in accordance with Articles 10, 11, 12 and 13 will be payable by the Seller as a reduction of the Purchase Price to the Purchaser within the following deadlines:

(a)	in connection with a Claim other than a Third Party Claim, within thirty (30) Business Days following the acceptance of the Claim by a duly authorized representative of the Seller in writing, or in the event of disagreement between the Parties, within thirty (30) Business Days following the final arbitration decision rendered in accordance with Article 16 in respect of such disagreement between the Parties;

(b)	in connection with a Third Party Claim in respect of which the Seller has elected to have exclusive conduct of the Third Party Claim, within thirty (30) Business Days following the final and binding judgment, decision or settlement enforceable against the Purchaser or the Companies obtained in respect of such Third Party Claim and receipt by the Seller of a notice sent by the Purchaser evidencing that full payment of the corresponding amount has been made by any of the Companies or the Purchaser.

(c)	in connection with a Third Party Claim in respect of which the Seller has elected not to have exclusive conduct of the Third Party Claim, within thirty (30) Business Days following the later of (a) the final and binding judgment, decision or settlement enforceable against the Purchaser or the Companies obtained in respect of such Third Party Claim and the receipt by the Seller of a notice sent by the Purchaser evidencing that full payment of the corresponding amount has been made by any of the Companies or the Purchaser, and (b) the acceptance of the Claim by a duly authorized representative of the Seller in writing, or in the event of disagreement between the Parties, the final arbitration decision rendered in accordance with Article 16 in respect of such disagreement between the Parties.

13.7.2	Any payment to be made by the Seller to the Purchaser under Article 13.7 shall be made (i) by wire transfer of funds to such bank account notified by the Purchaser at least five (5) Business Days prior to the relevant date of payment to be made pursuant to this Article 13.7, and (ii) in Euros, based on a conversion of the Local Currency into Euros at the Exchange Rate.

14.	COLOMBIA HOLDINGS BVS INDEMNITY

The Seller hereby represents and warrants to the Purchaser that each of the five Colombia Holdings BVs will at Completion (i) have no trading history, (ii) hold no assets other than GSC Shares and Atacadão Shares as described in Schedule A hereto, and (iii) have no on - or off-balance sheet liabilities or obligations (including as a result of any pre-Completion intra-Seller’s Group reorganisation). Seller will indemnify the Purchaser against any Loss incurred by the Purchaser and/or any of the Colombia Holdings BVs as a result of any inaccuracy of (a) the representations set forth in the foregoing phrase or (b) the representations expressly referring to and covering the Colombia Holdings BVs in Schedule 6 of this Agreement (the “Colombia Holdings BVs Indemnity”). The Seller’s obligation to indemnify a Loss under the Colombia Holdings BVs Indemnity will not be subject to any of the limitations set forth in Articles 11.8, 11.9, 11.12 and 12 of this Agreement.

SECTION 5 - MISCELLANEOUS PROVISIONS

15.	MISCELLANEOUS

15.1	Sale and transfer

Without prejudice to the provisions of Article 15.12 below, no Party may assign or transfer (including by way of transfer of security, including the purchase of any of the Companies, by way of sales, transfers, contributions, including disposals of the Companies’ assets or business, in whole or in part) or undertake to assign or transfer its rights or obligations (including for the avoidance of doubt its indemnification right) under the terms of this Agreement without the prior written consent of all other Parties, it being however specified that the Seller may proceed with any such assignment or transfer of rights or obligations to any of its Affiliates without the prior written consent of the Purchaser;

15.2	Entire Agreement

15.2.1	This Agreement, together with the Schedules and Exhibits attached hereto, represents the entire agreement between the Parties.

15.2.2	This Agreement supersedes and renders void all letters of intent, prior understanding, agreements, representations or other arrangements between the Parties, written or oral, with respect to the subject matter of this Agreement entered into prior to the Date of this Agreement. Notwithstanding the foregoing, the Confidentiality Agreement will remain in full force and effect in accordance with its terms.

15.3	Amendments, waivers and consent

15.3.1	The Parties agree that the Agreement may be amended only in writing by a duly empowered representative of each Party. Neither Party will be deemed to have waived a right under this Agreement unless expressly specified in writing by a duly empowered representative.

15.3.2	Any consent granted under this Agreement shall not be effective, unless given in writing and signed by a duly empowered representative of the consenting Party pursuant to terms of this Agreement.

15.4	Confidentiality

This Agreement is confidential between the Parties. Consequently, the Parties agree to keep this Agreement confidential and more generally not to disclose any information directly or indirectly in relation to this Agreement, unless the disclosure is required pursuant to the order of a court or administrative authority of a competent jurisdiction, or a lawsuit or any law or governmental regulation in force, in which case the disclosing Party (“Disclosing Party”) shall promptly and, in any event, to the extent legally permissible, before complying with any such requirement, provide the other Parties with written notice of such requirement so that the other Parties may seek a protective order or other appropriate remedy to protect the confidential nature of the concerned information or the other Parties’ interests, as the case may be. In such event, the Disclosing Party shall provide the other Parties with reasonable assistance for safeguarding the confidentiality of this information and, in all events, comply with the other Parties’ reasonable requirements as to timing, content and manner of making available or communicating the concerned information and preserve the other Parties’ interests. The Disclosing Party shall furnish only that portion of information which is legally required to be disclosed.

15.5	Announcement and public relations

15.5.1	No announcement or press release in respect of this Agreement or as to the content of this Agreement may be issued without the prior mutual written consent between the Purchaser and the Seller (which consent is not to be unreasonably withheld) on the date and the key terms of this announcement or press release (including the disclosure of the financial terms).

15.5.2	The Parties shall proceed with the announcement of the execution of this Agreement pursuant to the terms of the press release in the agreed form of Schedule 15.5.

15.5.3	If an announcement or press release by a Party is required by applicable law or any stock exchange regulations, the consent from the other Party shall not be required. In such case, such requirement shall be notified to the other Party within a reasonable time and the content of such announcement or press release shall be discussed by reference to this Article 15.5.

15.5.4	Without prejudice to the preceding paragraphs of this Article 15.5, the Parties will cooperate and consult with each other in all public relations matters as they arise in connection with the transactions referred to in this Agreement.

15.6	Notices

15.6.1	Unless otherwise required by this Agreement, all notices in connection with this Agreement must be in writing in the English language and shall be either (i) delivered by hand personally with acknowledgement of receipt, (ii) sent by courier or by an international express delivery service provider, (iii) sent by registered post with acknowledgment of receipt requested; or (iv) sent by fax provided that a confirmatory hard copy is sent by registered post with acknowledgement of receipt or through an international express delivery service provider (at the latest one Business Day after the fax).

15.6.2	All notices shall be addressed to the Parties at the following addresses:

(a)	To the Purchaser To the attention of Address Fax n°	: : : :	Cencosud Daniel Rodriguez / Carlos Mechetti Av. Kennedy 9001, piso 7, Las Condes, Santiago, Chile +5629590040

	With a copy to To the attention of Address Fax n°	: : : :	Philippi Juan Francisco Gutiérrez and Federico Grebe Avda. El Golf N° 40, piso 20, Las Condes, Santiago, Chile +(562) 364 3796
(b)	To CNBV as Seller To the attention of Address Fax n°	: : : :	Managing Director Gebouw Spring Overshiestraat 186-D, 1062 XK Amsterdam, The Netherlands + 31 20 669 6847

With a copy to To the attention of Address Fax n°	: : : :	Carrefour Group General Counsel 33 Avenue Emile Zola, 92100 Boulogne-Billancourt, France +33 1 41 04 27 08

With a copy to To the attention of	: :	Bredin Prat Benjamin Kanovitch and José María Pérez
Address Fax n°	: :	130, rue du Faubourg Saint-Honoré, 75008 Paris, France + 33 1 42 89 10 73

15.6.3	The Purchaser and the Seller will be authorised to amend at any time their relevant address, addressee or fax number above subject to informing the other party in accordance with this Article 15.6.

15.7	Costs and Expenses

15.7.1	Any registration fees, stamp duties, Taxes or levy (except for corporate income taxes due by the Seller) payable on the execution of this Agreement or as a result of or in connection with the transfer of the Sold Shares (or any related formalities) or the performance of this Agreement including in respect of Claims and indemnification from Seller shall be borne by the Purchaser, either on its own behalf or on behalf of the Companies.

15.7.2	Each Party shall bear the fees, costs and commissions of its own legal advisers and agents in connection with the preparation, negotiation and execution of this Agreement and all related agreements, provided, however, that the costs of the preparation of the notarial deed referred to in Schedule 5 shall be borne by the Purchaser.

15.8	Severability

If, for any reason whatsoever, any provisions of this Agreement are declared null or void, this shall not affect or impair the validity of the remaining provisions of the Agreement. In lieu of the invalid or unenforceable provision, or in order to account for an omission, a reasonable replacement provision shall be discussed in good faith and agreed upon by the Parties which closely reflects, to the extent permitted by law, that which the Parties intended, or according to the intent and purpose of this Agreement would have intended, had they considered the particular point.

15.9	No third party beneficiaries

The terms and provisions of this Agreement are intended solely for the benefit of each Party and their respective successors or permitted assigns, and it is not the intention of the Parties to confer third-party beneficiary rights upon any other Person than those Persons entitled to indemnification pursuant to Article 10. Each Party is acting for its own account for the purposes of this Agreement. In this respect, the Purchaser is acquiring the Sold Shares for its own account and investment purposes.

15.10	Further assurance

Each of the Parties agrees to use all reasonable endeavors to perform (or use reasonable endeavors to procure the performance of) all further acts and things and execute and deliver (or use all reasonable endeavors to procure the execution and delivery of) such further documents, as the other may reasonable require, to implement and/or give effect to this Agreement and the transactions contemplated hereunder.

15.11	Notary

With reference to the Rules of Professional Conduct (Verordeningberoeps-en gedragsregels) of the Royal Dutch Organisation of Civil Law Notaries (Koninklijke Notariële Beroepsorganisatie) all parties expressly agree that the Notary acts as their civil law notary and executes deeds connected with this Agreement or any related agreement.

On the Date of this Agreement, the Parties have remitted to the Notary an executed copy of this Agreement including a full set of the Schedules and Exhibits (the “Documentation Set”). The Notary shall be in charge of holding the Documentation Set in escrow and the Parties agree on referring to this Documentation Set in case of dispute in relation to this Documentation Set. A copy of the Documentation Set shall be made available by the Notary to each Party upon the request of such Party and at such Party’s expenses.

15.12	Designated Purchaser

The Purchaser shall be entitled to designate Easy Colombia S.A. (a company incorporated under the laws of Colombia, with address in Calle 175, n° 22-13, Bogota, Colombia, NIT 9001551071, registered in the Cámara de Comercio under number 01711122) a wholly-owned subsidiary of the Purchaser (“Designated Purchaser”) to purchase the Sold Shares on the terms provided for in this Agreement, provided however that:

(i)	the Purchaser shall remain jointly and severally (solidairement) liable with the Designated Purchaser for all of Purchaser’s obligations under this Agreement; and

(ii)	all references to the Purchaser in this Agreement shall be deemed to refer to both the Purchaser and the Designated Purchaser, acting jointly and severally (solidairement).

16.	APPLICABLE LAW AND SETTLEMENT OF DISPUTES

16.1	This Agreement shall be governed by, and construed in accordance with French law, except for the provisions of this Agreement governing the transfer of legal title of the Sold Shares which shall be governed by the law of the Netherlands.

16.2

Notwithstanding any provision of this Agreement, it is expressly agreed and understood that, as an essential condition to this Agreement being entered into by the Parties, each of the Parties has agreed to waive to the fullest extent possible its rights under articles 1142 and subsequent of the French Civil Code (Code civil) so that the other parties are entitled to seek specific performance as a remedy, including specific performance with respect to the Parties’ obligations under Article 5 (including for the avoidance of doubt Schedule 5) and their obligation to proceed with Completion.

16.3	Any dispute arising in any way out of or in connection with this Agreement (including, without limitation: (1) any contractual, pre-contractual or non-contractual rights, obligations or liabilities; and (2) any issue as to the existence, interpretation, performance, validity or termination of this Agreement) (a “Dispute”), shall be finally settled by binding arbitration under the Rules of Arbitration of the International Chamber of Commerce in force as at the Date of this Agreement (the “Rules”), which Rules are deemed to be incorporated by reference into this Article as may be amended by the rest of this Article.

16.4	The arbitral tribunal (“Tribunal”) shall consist of three arbitrators. The Purchaser shall appoint one arbitrator. The Seller shall appoint one arbitrator. The two arbitrators thus appointed shall appoint the third arbitrator who shall be the chairman of the Tribunal. If within ten (10) Business Days after a request from another Party to do so a Party fails to appoint an arbitrator, or if the two arbitrators fail to appoint the third arbitrator within this ten (10) Business-Day period after the appointment of the second arbitrator, the appointment shall be made, upon request of any Party, by the ICC Court in accordance with the Rules. The seat of arbitration shall be Paris, France

16.5	The language of the arbitration proceedings shall be English and the applicable law of the arbitration proceedings shall be French law, which shall also be the law governing the arbitration agreement set forth in this Article 16. Any award of the Tribunal shall be made in writing and shall be final and binding on the parties from the day it is made and shall not be subject to any right of appeal. The Parties undertake to carry out the award without delay. The Parties waive any right to apply to any court of law and/or other judicial authority to determine any preliminary point of law and/or review any question of law and/or the merits, insofar as such waiver may validly be made. The Parties shall not be deemed, however, to have waived any right to challenge any award on the ground that the Tribunal lacked substantive jurisdiction and/or on the ground of serious irregularity affecting the Tribunal, the proceedings or the award to the extent allowed by the law of the seat of arbitration. Nothing in this Article 16 shall be construed as preventing any Party from seeking conservatory or interim relief from any court of competent jurisdiction.

Executed in Amsterdam, on 18 October 2012 in four (4) originals together with four (4) sets of Schedules and Exhibits, one original copy of this Agreement, together with one set of Schedules and Exhibits remitted to the Notary,

CENCOSUD	CARREFOUR NEDERLAND B.V.

/s/ Horst Paulmann	/s/ Franck Tassan
Represented by Horst Paulmann	Represented by Franck Tassan
Title:	Title:

CARREFOUR S.A.

/s/ Georges Plassat
Represented by Georges Plassat
Title:

SCHEDULE 1

DEFINITIONS AND INTERPRETATIONS

1.	Unless otherwise defined in this Agreement, the following capitalized words and expressions shall have the following meanings:

“Accounting Policies” means the Carrefour Group accounting principles, past practices and estimates consistently applied by the Carrefour Group in accordance with the generally accepted accounting principles under the International Financial Reporting Standards (“IFRS”) established by the International Accounting Standards Board, for the purposes of preparing any relevant consolidated balance sheet and profit and loss statement;

“Accounts” means the IFRS subconsolidation reporting packages, audited in connection with the preparation of the Carrefour Group consolidation for the period ended June 30, 2012, expressed in Local Currency, composed of a combined balance sheet and a profit & loss statement of the Companies, a copy of which is set forth in Schedule D.

“Acquisition Notification” has the meaning given to it in Article 4.2.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, is Controlling, is Controlled by, or is under common Control with, such specified Person;

“Agreement” means this share purchase agreement and the Schedules and Exhibits hereto;

“Articles” means the Articles of this Agreement unless the context requires otherwise;

“Atacadão Colombia” has the meaning set forth in the recitals of this Agreement;

“Atacadao Shares” means all the issued shares and voting rights of Atacadao Colombia;

“Business Day” means a day other than a Saturday or Sunday or a public holiday in France, The Netherlands or Colombia;

“Carrefour Group” means the Seller and its Affiliates which shall not include the Target Group Entities;

“Carrefour Group Interco Agreements” means the agreements entered into between the Seller and/or any other entity of the Carrefour Group including the Companies;

“Carrefour Private Label Stock” means products bearing the Carrefour Trademarks and Logos which are in the possession of the Companies or ordered by the Companies as at the Completion Date, together with the Carrefour private label products which do not bear the Carrefour Trademarks and Logos which are in the possession of the Companies or ordered by the Companies as at the Completion Date;

“Carrefour Stores” means the hypermarkets, gas stations, drugstores and other stores and shopping malls operated by the Companies, which are listed in Schedule 2;

“Carrefour Trademarks and Logos” has the meaning given to it in Article 9.4.1;

“Claim” has the meaning given to it in Article 13.1;

“Colombian Antitrust Authority” means the Superintendence of Industry and Commerce of Colombia;

“Colombia Holdings Alpha BV” means the Dutch law BV that will hold at Completion the number of shares in the Companies set forth in Schedule A above;

“Thalie BV” means the Dutch law BV that will hold at Completion the number of shares in the Companies set forth in Schedule A above;

“Calliope BV” means the Dutch law BV that will hold at Completion the number of shares in the Companies set forth in Schedule A above;

“Uranie BV” means the Dutch law BV that will hold at Completion the number of shares in the Companies set forth in Schedule A above;

“Coledim BV” means the Dutch law BV that will hold at Completion the number of shares in the Companies set forth in Schedule A above;

“Colombia Holdings BVs” has the meaning given to it in the Preamble of this Agreement;

“Colombia Holdings BVs Indemnity” has the meaning given to it in Article 14;

“Companies” and “Company” have the meaning given to them in the Preamble of this Agreement;

“Completion” means the completion of the Sale of the Sold Shares to the Purchaser pursuant to the terms of this Agreement;

“Completion Date” has the meaning set out in Article 5.1;

“Completion Notice” has the meaning set out in Article 5.1;

“Confidentiality Agreement” means the non disclosure agreement entered into between Carrefour and the Purchaser on or about 11 September 2012;

“Control” (including the terms “Controlled by”, “Controlling” and “under common Control with”), means with respect to one Person the holding directly or indirectly of more than fifty percent (50%) of such Person’s share capital and voting rights, or the power to direct or cause the direction of the business or management of this Person, whether through the ownership of voting rights or pursuant to any contractual arrangements;

“Date of this Agreement” means the date of signature of this Agreement;

“Designated Purchaser” has the meaning given to it in Article 15.12;

“Disclosed Information” has the meaning set forth in the recitals of this Agreement;

“Disclosing Party” has the meaning given to it in Article 15.4;

“Dispute” has the meaning given to it in Article 16.3;

“Documentation Set” has the meaning given to it in Article 15.11;

“Employees” means the Companies’ employees;

“Encumbrance” means a mortgage, charge, pledge, lien, option, right of retention, right of first refusal, right of pre-emption, third-party right or interest, right of way or other encumbrances or security having similar effect.

“Exchange Rate(s)” means the exchange rate which shall be used by the Parties to convert any amount expressed in Local Currency into Euro pursuant to this Agreement and which shall be 2,345.2533 COP/EUR;

“Exhibit” means each Exhibit of this Agreement, and “Exhibits” mean all and every Exhibits, to be attached to the present Agreement either in paper form or in electronic format;

“Expatriate Employees” has the meaning given to it in Section 9 of Schedule 6;

“Former Staff Member” has the meaning given to it in Article 9.9.1;

“GSC” has the meaning set forth in the recitals of this Agreement;

“GSC Shares” means all the issued shares and voting rights of GSC;

“Governmental Authority” means any national, provincial, regional, or local government, in Colombia, The Netherlands, in France or in Chile in each case where applicable, and any instrumentality, subdivision, court, tribunal, administrative or regulatory agency or commission or other authority thereof, or any quasi-governmental body exercising or entitled to exercise any administrative, judicial, regulatory, governmental or quasi-governmental authority;

“Group” means, with respect to any specified Person, such Person and its Affiliates;

“Intellectual Property Rights” has the meaning given to it in Section 11 of Schedule 6;

“Last Accounting Date” means 30 June 2012;

“Laws” means all laws, statutes, decrees, rules, regulations, municipal ordinances and other pronouncements having the effect of law in Colombia, The Netherlands or in France, in each case as applicable;

“Leakage” means:

(i)	any distribution, including any dividend or interim dividend, whether in cash or in kind, paid or made by any Company, other than a dividend paid by Atacadao Colombia to GSC; or

(ii)	any other payment made on behalf, or for the benefit, of the Seller or any other entity of the Carrefour Group (including without limitation any such payments made in connection with the redemption, purchase or repayment of any securities of any Company); or

(iii)	the payment by any Company of transaction boni to any employee or director of the Companies in connection with the Sale of the Sold Shares

(iv)	the waiver by any Company of an amount owed to that Company by any member of the Carrefour Group;

(v)	any agreements or arrangements relating to any of the matters referred to above;

with the exception of:

(i)	any remuneration paid or agreed to be paid to employees or directors of any Company in accordance with the terms of their employment as set out in the Disclosed Information;

(ii)	any amount paid or agreed to be paid by the Companies to another member of the Carrefour Group in the ordinary course of business or pursuant to the currently existing terms of the Carrefour Group Interco Agreements listed in Schedule C; and

(iii)	payments contemplated by, made pursuant to or required in order to comply with or implement this Agreement.

“Lenders” means those banks and financial institutions which are parties to the Loan Agreements;

“Licences” means the material written public authorizations, consents, permits and licences which are legally required to be held by each Company under Colombian Law, to operate the Carrefour Stores in the places and in the manner in which it is carried on as at the Date of this Agreement pursuant to this applicable Law;

“Loan Agreements” means the loan agreements entered into between the Companies and the Lenders where the accelerated payment of any or all outstanding amounts thereunder may be required by the corresponding Lenders as a result of the Completion and which are listed in Schedule 8.2.1;

“Loan Amount” means any and all amounts outstanding under the Loan Agreements including any interest accrued (or to be accrued) thereon up to and including the Completion Date, and further including any early settlement or cancellation payments or penalties or fees required to be paid pursuant to the Loan Agreements in order to settle the sums owed under the Loan Agreements as of the Completion Date;

“Local Currency” means the Colombian Peso (“COP$”);

“Long Stop Date” means 31 December 2012;

“Loss” has the meaning given to it in Article 10.1;

“Notary” means civil law notary Mr R.W. Clumpkens, Notaris, De Brauw Blackstone Westbroek, or any other civil law notary of De Brauw Blackstone Westbroek N.V., or such notary’s substitute;

“Owned Real Estate” has the meaning given to it in Section 3 of Schedule 6;

“Other Termination Fee” has the meaning given to it Article 5.2.1;

“Party” and “Parties” have the meanings set forth in the recitals of this Agreement;

“Person” means any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity;

“Proposed Settlement” has the meaning given to it in Article 13.5.3(a)(iii);

“Purchase Price” has the meaning given to it in Article 3.1;

“Purchaser” has the meaning given to it in the Parties description above;

“Purchaser Information Advertising” means the use of the Carrefour Trademarks and Logos and associated Carrefour’s logo to inform customers that the relevant Carrefour Store has become a store of the Purchaser and to direct them to such store, including without limitation, use in information leaflets and road signs;

“Rented Real Estate” has the meaning given to it in Section 3 of Schedule 6;

“Rules” has the meaning given to it in Article 16.3;

“Sale of the Sold Shares” means the sale of the Sold Shares on the Completion Date pursuant to this Agreement;

“Schedule” means each Schedule to this Agreement, and “Schedules” means all and every Schedule, to be attached to this Agreement either in paper form or in electronic format;

“Sections” means the sections or paragraphs of the Schedules to this Agreement unless the context requires otherwise;

“Secured Parties” means any and all Persons which are the beneficiaries of the undertakings, securities, and other similar guarantees of the Seller (and/or any other entity of the Carrefour Group) under the Seller’s Guarantees which are listed in Schedule 8.2.1;

“Seller” has the meaning given to it in the Parties description above;

“Seller’s Guarantees” means the guarantees, pledges, liens, counter guarantees (or any other similar undertakings) benefiting to the Companies or on account of the Companies and which are given by the Seller (and/or any other entity of the Carrefour Group), which are listed in Schedule 8.2.1, to guarantee or counter guarantee certain obligations of the Companies under the Loan Agreements and which shall be released on the Completion Date pursuant to this Agreement;

“Seller’s Know-How” means the specific and original commercial methods and technical, accounting, commercial and management rules and know-how developed and implemented by the Carrefour Group in the Companies;

“Seller’s Knowledge” means the Seller’s actual knowledge as at Date of this Agreement, after having done the reasonable enquiries expected of a diligent seller.

“Senior Employees” means Employees whose gross annual remuneration exceeds COP$ 234 525 330;

“Sold Shares” has the meaning given to it in Article 2.1;

“Sum Recovered” means for the purposes of Article 11.3, an amount equal to the total of the amount recovered from the other Person plus any interest in respect of the amount recovered from the Person less all reasonable costs incurred by the Purchaser or the relevant entity of the Purchaser’s group in recovering this amount from this Person;

“Target Group Entities” has the meaning given to it in the Preamble of this Agreement;

“Tax” means taxes, duties, contributions and levies, national and local, direct and indirect, and shall include corporate income taxes, registration taxes, business taxes, payroll taxes, stamp duties, sales taxes, custom duties, service or other charges, any tax deductions (asset taxes to be construed as tax credits) or withholdings, registration duties, property tax, and all social welfare charges imposed by any supra-governmental, state or local authority, and all penalties, costs, charges and interests relating thereto save to the extent that such penalties, costs, charges and interests are attributable to the unreasonable delay or default of the Purchaser or the Companies after the Completion Date;

“Termination Fee” has the meaning given to it in Article 5.2.1;

“Third Party Claim” has the meaning given to it in Article 13.5.1;

“Tribunal” has the meaning given to it in Article 16.4; and

“VAT” means the consumption tax levied on any value added to a product (either goods or services) in any country including any tax of a similar nature substituted for, or levied in addition to, such tax.

2.	In this Agreement:

(a)	whenever used: (i) the words “include”, “includes” and including” shall be deemed to be followed by the phrase “without limitation,” (ii) the words “hereof”, “herein” and similar words shall be construed as references to this Agreement as a whole and not limited to the particular Article or paragraph in which the reference appears, and (iii) the word “or” shall be non-exclusive (i.e., where two items or qualities are separated by the word “or” the existence of one item or quality shall not be deemed to be exclusive of the existence of the other, such that the word “or” shall be deemed to include the word “and”);

(b)	a reference to any statutory or regulatory provision shall be construed as a reference to the same as in force at the Date of this Agreement;

(c)	references to a “company” or “entity” shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established;

(d)	references to a “share” shall mean any security, share or other right which is part of, or which could grant a right to participate in the share capital of a company and/or which confers upon its holder a right to participate in the daily running of the company;

(e)	if a period of time is specified as from a given day, or from the day of an act or event, it shall be calculated exclusive of that day and including the relevant last day of this period of time;

(f)	references to years, quarters, months, days and the passage of time shall be construed in accordance with the Gregorian calendar;

(g)	words importing the singular shall also import the plural and vice versa; and

(h)	the recitals and the Schedules and Exhibits form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement.